Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fresh Meal Holdings Inc.
22525 SE 64th Place
Issaquah, WA 98027
http://freshmeal.com

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Fresh Meal Holdings Inc.
Address: 22525 SE 64th Place, Issaquah, WA 98027
State of Incorporation: WY
Date Incorporated: September 20, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $150.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Friends and Family of Fresh Meal will receive 20% bonus shares

Combo/Avid Investor Perk

Early Bronze - Invest $150+ (minimum investment) within the first two weeks and receive 5% bonus shares plus 4 FREE Meals

Early Silver - Invest $275+ within the first two weeks and receive 10% bonus shares plus receive 2 weeks of FREE Meals

Early Gold - Invest $500+ within the first two weeks and receive 15% bonus shares and 1 month of FREE Meals

Early Platinum - Invest $1000+ within the first two weeks and receive 20% bonus shares and 2 months of FREE Meals

Early Diamond - Invest $2500+ within the first two weeks and receive 30% bonus shares and 2 months of FREE Meals

Flash Perk

Invest $5,000 on November 15 and receive 20% bonus shares + free meal

Volume-Based Perks

Note: To truly be on the FreshMeal journey, you'll enjoy free delicious chef-cooked meals delivered to your doorstep anywhere in the country, bonus shares, a stock certificate you can proudly display, and a proprietary FreshMeal insulated lunch bag that can keep your food great anywhere you go! The more you invest, the more bonus shares and incentives you get.

Iron - Invest $150+ and receive 4 free meals + a commemorative stock certificate + FreshMeal Design Insulated Lunch Cooler**

Bronze - Invest $250+ and receive 2 weeks of free meals+ 5% bonus shares+ commemorative stock certificate+ FreshMeal Design Insulated Lunch Cooler**

Silver - Invest $500+ and receive 1 month of free meals + 10% bonus shares + commemorative stock certificate + FreshMeal Design Insulated Lunch Cooler**

Gold - Invest $1,000+ and receive 2 months of free meals + 15% bonus shares + commemorative stock certificate + FreshMeal Design Insulated Lunch Cooler**

Diamond - Invest $5,000+ and receive 2 months of free meals + 20% bonus shares+ commemorative stock certificate+ FreshMeal Design Insulated Lunch Cooler**

Platinum - Invest $10,000+ and receive 2 months of free meals + 30% bonus shares + commemorative stock certificate + FreshMeal Design Insulated Lunch Cooler**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** The items will be provided after the investment period ends. Shipping and handling costs are included. The "commemorative stock certificate" serves as a memento or keepsake and has no legal or financial value. It does not grant any ownership rights associated with actual stock ownership. The actual ownership and transfer of securities are subject to the terms and conditions set forth by the issuing company and the securities associated with this certificate are held in uncertificated form.

The 10% StartEngine Owners' Bonus

FreshMeal Holdings, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Fresh Meal Holdings, Inc ("Fresh Meal" or the "Company") is a subscription-based prepared meal delivery service company organized under the laws of the state of Wyoming that specializes in providing fresh, chef-cooked, locally sourced, heat-and-eat meals, including diverse international cuisines, delivered directly to customers. The Company's innovative business model centers around a convenient subscription service, where customers have the option to place their initial order and automatically subscribe to receive the same quantity of meals each week or have the flexibility to customize their selections. Orders are efficiently processed and dispatched to customers, offering them a seamless dining experience.

We believe Fresh Meal's unique value proposition drives its success in the market. The Company offers new customers the chance to sample its diverse menu before subscribing, promoting customer engagement and boosting conversion rates.

Additionally, Fresh Meal is planning to establish strategic corporate partnerships, providing seasonal meal options to various corporate contracts. We believe this capital raise is instrumental in propelling Fresh Meal to its next phase of nationwide expansion. By leveraging its expertise in locally cooked and delivered meals, Fresh Meal aims to provide customers with superior quality and taste.

The Company is in the process of working with a vendor to expand to retailers such as Kroger, Walmart, and Amazon, which we believe will enhance its market exposure and accessibility to a wider customer base, but requires funding to increase production manifold to serve these markets. In addition, Fresh Meal has signed a letter of intent to have a state-of-the-art flagship production kitchen facility teamed with a grab-and-go bistro concept built out in downtown Bellevue, WA. The Company is also planning to franchise across the USA and internationally and has several potential franchisee owners expressing interest.

Company Structure

Fresh Meal Holdings, Inc. is the holding company. It was converted from the previous LLC (RK Fresh LLC), which was established in September 2022. Fresh Delivery LLC is the subsidiary. It started operations in 2017, but the holding company has owned it since September 2022. Fresh Meal Holdings, Inc. purchased Fresh Delivery LLC on September 20th, 2022. At the same time, we formed RK Fresh LLC to be the holding company that owns Fresh Delivery LLC, so Fresh Delivery LLC then became a subsidiary of RK Fresh LLC. Last month, we changed RK Fresh LLC into FreshMeal Holdings, Inc. - a Wyoming corporation. Accordingly, Fresh Delivery LLC is now a subsidiary of FreshMeal Holdings, Inc.

Competitors and Industry

Competitors

The Company has several major competitors in the fresh meal delivery market. Some of the top competitors in our industry include Hello Fresh, Blue Apron, and Factor. Hello Fresh and Blue Apron represent well-established players that offer a hybrid approach, providing both recipes and ingredients to customers, emphasizing convenience by reducing grocery store visits.

Among these competitors, Factor's specialization in the keto diet and cost-efficient frozen meals sets it apart, catering to a specific audience seeking dietary alignment and affordability. Meanwhile, Hello Fresh and Blue Apron offer a middle ground, delivering recipes and ingredients, though with the reliance on more packaging and a level of customer involvement in cooking.

In contrast, we believe Fresh Meal distinguishes itself by offering a comprehensive solution that caters to a wide range of customers. The Company's commitment to delivering freshly prepared meals directly to customers' doors stands out, eliminating the need for cooking or grocery shopping. We believe Fresh Meal's focus on quality and freshness further separates it from competitors, as it prioritizes the best ingredients and rejects those that don't meet its standards. The philosophy behind Fresh Meal is to offer a wide range of food that is both delicious and satisfying as well as unique and interesting, following the idea that balance is key to health. For example, Fresh Meal tries to stay true to home-style cooking and traditional recipes from around the world with less use of oil and sodium, high protein, and plenty of vegetables and whole grains where appropriate. Customers can notify Fresh Meal of restrictive diets such as low-carb, keto, halal, kosher, and vegan/vegetarian while still staying true to authentic flavors. Moreover, Fresh Meal's approach to pricing aligns with market competitiveness, providing a valuable service without being substantially more expensive than its competitors. We believe this balance allows the Company to capture customers who are willing to invest a bit more for superior food quality and convenience.

We believe Fresh Meal's unique position is amplified by its strategic targeting of medium to higher-income and densely populated urban areas, based on meticulous data analysis. This approach helps the Company to identify optimal locations for growth and customer acquisition.

In summary, despite the presence of notable competitors like Hello Fresh, Blue Apron, and Factor, we believe Fresh Meal stands out in the fresh meal delivery market due to its emphasis on delivering high-quality, freshly prepared meals directly to customers' doors. This focus on quality, convenience, and a diverse customer base sets Fresh Meal apart from competitors and positions it as a compelling choice for individuals seeking to enjoy delicious and hassle-free meals.

Industry

The global meal kit delivery services market size was USD 20.54 billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 15.3% from 2023 to 2030.* We believe this dynamic growth trajectory signifies a substantial upward trend within the industry.

The increasing preference for home-cooked and chef-cooked food among millennials is a pivotal driver propelling the growth of the meal kit delivery services market. As Generation Y and Z continue to gravitate towards the convenience and quality of these services, the industry benefits from the rising adoption of meal kits. This preference is further accentuated by the economical advantage of homemade meals over take-outs and traditional delivery options.

The global COVID-19 pandemic has offered a significant boost to the meal kit delivery services market. With widespread restaurant closures, people across the globe turned to healthier dietary options to enhance immunity and maintain balanced nutrition. This shift in consumer behavior has catalyzed the demand for convenient, healthy, and easy-to-prepare meal alternatives, creating a substantial opportunity for players within the meal kit delivery services sector.

We believe another important market segment for Fresh Meal is the elderly community. Many elderly folks do less frequent cooking and eating out and we have seen an increase in sales to this demographic, especially ordered on behalf of those in assisted living. As the population ages, we hope this market increases as well.

In conclusion, the meal kit delivery services industry is expected to keep growing, fueled by factors such as the increasing preference for home-cooked meals, the adoption of healthier dietary habits, the need to save time and money, the paradigm shift prompted by the COVID-19 pandemic, and aging demographics. As consumers continue to seek convenience, nutrition, and flavor, the industry is poised to reach impressive revenue heights in the near future.

*https://www.grandviewresearch.com/industry-analysis/meal-kit-delivery-services-market#:~:text=The%20global%20meal%20kit%20delivery,the%20growth%20of%20the%20market.

Current Stage and Roadmap

Current Stage

We are currently in-market with our product or service. Fresh Meal has undergone a transformative journey under new leadership, revolutionizing its operational model to achieve greater efficiency, quality, and customer satisfaction. By adopting a more streamlined assembly line approach, we believe the Company has elevated the culinary experience it delivers to its customers.

A pivotal step in this evolution has been the strategic selection of experienced chefs with international expertise, enriching the menu with diverse and authentic cuisines. The introduction of partnerships within the Washington area has facilitated the provision of convenient grab-and-go meal options. In line with these advancements, Fresh Meal is working on building its flagship location, setting the stage for further growth and innovation. The Company's commitment to excellence has translated into profitability, boasting a significant 30% profit advantage. Technological enhancements, including a revamped website and a logistics software system, have refined the customer experience.

Through automated delivery updates and meticulous logistics management, Fresh Meal ensures prompt and accurate delivery, nearly eliminating mistakes. We believe this investment in technology and logistics has enabled the Company to expand its reach from being a local Washington entity to establishing a nationwide presence, marking a remarkable milestone in its journey.

Road Map

The Company's efforts for the next few years will be focused on strategic expansion and market penetration, particularly through the franchising model, as well as strengthening its retail presence. With a proven track record in franchising and a promising pipeline of interested entrepreneurs, Fresh Meal aims to build upon its existing success. Furthermore, Fresh Meal's growth strategy extends beyond franchising. The Company plans to establish hubs in major cities, augmenting its existing subscription-based model to create diverse revenue streams.

In the short term, the immediate post-fundraising goals center around expanding retail partnerships. Fresh Meal's foremost objective is to secure listings on prominent retail platforms like Kroger, Walmart, and Amazon, thereby enhancing its market reach and accessibility. This will also require increasing the production capacity substantially. The new facility for this increased production has already been designed and is currently being built out, to be completed by April 2024, pending funding. The initial six months will be dedicated to securing funds to begin operations at this new facility, retail and corporate partnerships, and laying the groundwork for franchising and expanding the Company's presence in preparation for the next phase.

Over the next two years, Fresh Meal's goal is to attract at least 50 enthusiastic franchisees across major cities throughout the United States. This concentrated effort aims to foster mutually profitable relationships, where both the franchisees and the Company can thrive independently. Importantly, the Company's revenue stream would remain diversified and not solely reliant on the performance of its franchisees.

Looking ahead, Fresh Meal envisions a comprehensive long-term strategy. Within a decade, the Company aims to establish a formidable nationwide presence with at least 3-5 franchisees per state with more in larger states like California and Texas. Furthermore, Fresh Meal has aspirations to expand its footprint internationally, targeting markets in Canada, UK, Europe, and Australia.

A pivotal moment in this expansion journey will be the opening of Fresh Meal's flagship location in Bellevue, WA, scheduled for April 2024. This model facility, designed with careful consideration, will showcase the ideal franchise setup. The building, currently under construction, will also house a retail component, offering customers the convenience of grab-and-go options as well as a space to enjoy their meals. It will also house our new production facility to increase output by 3 orders of magnitude. We believe this establishment is a testament to the Company's commitment to quality and innovation, and it will become fully operational post-funding.

The Team

Officers and Directors

Name: Nisha Ramakrishnan

Nisha Ramakrishnan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO), Co-owner, Fresh Meal Holdings Inc. (Previously RK Fresh LLC)
  Dates of Service: August, 2023 - Present
  Responsibilities: Forming strategic partnerships, managing overall operations and direction of the company, and being the primary face of the company. Salary: $120,000K annually

Other business experience in the past three years:

- Employer: RK FRESH LLC
  Title: CEO, Co-owner

Dates of Service: August, 2022 - August, 2023
Responsibilities: Forming strategic partnerships, managing overall operations and direction of the company, and being the primary face of the company.

Other business experience in the past three years:

- Employer: Bull & Unicorn Equity
  Title: Managing Partner - Head of Operations
  Dates of Service: December, 2020 - August, 2022
  Responsibilities: Consulting for private equity shareholders and investors

Other business experience in the past three years:

- Employer: Upclusion, Inc.
  Title: Co-Founder and CEO
  Dates of Service: July, 2020 - August, 2022
  Responsibilities: Managing the overall business operations and development of software for DEI in companies and organizations

Name: Nathan Ryweck

Nathan Ryweck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-owner and Chief Financial Officer (CFO)
  Dates of Service: August, 2023 - Present
  Responsibilities: Working closely with the CEO on all matters, financial planning and analysis, mergers and acquisitions, software integrations, partnerships, and strategic decision-making. Salary: $120K annually.

Other business experience in the past three years:

- Employer: RK FRESH LLC
  Title: Co-owner and CFO
  Dates of Service: September, 2022 - August, 2023
  Responsibilities: Working closely with the CEO on all financial matters of the company, including strategy and partnerships.

Other business experience in the past three years:

- Employer: Upclusion, Inc.
  Title: Co-Founder and Chief Product Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Product design, software development, and testing, managing engineering team.

Other business experience in the past three years:

- Employer: Bull & Unicorn
  Title: Managing Partner
  Dates of Service: March, 2021 - March, 2022
  Responsibilities: Consulting services for private equity investors and shareholders

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Fresh Meal is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make

hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Competition
The company operates in a highly competitive market with established players like Hello Fresh, Blue Apron, and Factor. These competitors have their own strengths and customer bases, which may pose challenges for Fresh Meal in gaining market share.

Changing Consumer Preferences
Consumer preferences for meal delivery services may change over time. Trends in diet preferences, eating habits, or shifts

in demand for specific cuisines could affect Fresh Meal's customer base and revenue.

Supply Chain Disruptions
The company relies on the timely delivery of fresh, locally sourced ingredients. Any disruptions in the supply chain, such as extreme weather events, transportation issues, or disruptions in the sourcing network, could lead to operational challenges and increased costs.

Food Safety and Quality Assurance:
Maintaining high standards of food safety and quality is crucial for a meal delivery service. Any incidents related to foodborne illnesses, contamination, or quality issues could lead to reputational damage and legal liabilities.

Brand and Reputation Risks
Any incidents related to product quality, customer service, or public relations could negatively impact the company's brand and reputation, potentially leading to customer attrition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nisha Ramakrishnan	1,250,000	Common Stock	50.0%
Nathan Ryrweck	1,250,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 2,500,000 outstanding.

Voting Rights

Rights 1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 2,500,000
Use of proceeds: Conversion of the company
Date: August 23, 2023
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $248,900 compared to $392,923 in fiscal year 2022. Fresh Meal saw an increase due to better marketing and partnerships as well as remote work trends and an increase in the overall meal prep market.

Cost of sales

Cost of Sales for fiscal year 2021 was $77,246 compared to $95,547 in fiscal year 2022. Fresh Meal saw significant growth in 2022 which increased the cost of goods sold, employee, and admin costs.

Gross Margins

Gross margins for fiscal year 2021 were $171,654 compared to $297,376 in fiscal year 2022. While revenue increased by 45%, the cost of sales only increased by 22% due to improvements of operational efficiency.

Expenses

Expenses for fiscal year 2021 were $185,581 compared to $280,184 in fiscal year 2022. The increase in expenses was due to an increase in payroll, general and administrative services, and rent at a larger facility.

Historical results and cash flows:

The Company is currently in the revenue-generating stage. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are taking the company in a new direction with a focus on growth and increasing profit margins. Past cash was primarily generated through online retail sales through our own website. Our goal is to franchise nationwide, as well sell our products through major retail partners, as well as receive government contracts. This will increase market share by orders of magnitude compared to what the company did before.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available in the form of approximately $40K in cash and cash equivalents on hand plus $60K of family funds.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our growth initiatives which we have laid the groundwork for, such as the new production facility, flagship location, marketing efforts, and franchising. However, we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, although they are necessary to achieve the growth we envision. Of the total funds that our Company has, 92% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate. This is based on a current monthly burn rate of $0 because we are a profitable company.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to grow while remaining profitable. This is based on a current monthly burn rate of $0 because the Company is profitable.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Line of Credit
  Amount Owed: $13,320.00
  Interest Rate: 6.67%
  The Company entered into a business-use line of credit on November 5, 2022. As of December 31, 2022, the outstanding balance was $13,320. The interest rate for the line of credit is 6.67% at a monthly periodic rate and 84.33% annual percentage rate. Interest begins on the date each advance is posted to the line of credit and there is no grace period. Additionally, each time the Company obtains an advance, it will be charged an advance fee equal to 2% of the amount advanced. A late fee equal to 5% of the monthly minimum payment would be charged, if the minimum monthly payment is not made within 10 days of its due date.

- Creditor: Loan
  Amount Owed: $48,200.00
  Interest Rate: 20.0%
  The Company entered into a loan agreement, with a principal balance of $48,200 on December 27, 2022. As of December 31, 2022, the outstanding balance was $48,200. The loan's repayment rate is 20%, which is for the percentage of merchant receivables withheld to repay the loan. The minimum payment amount is $6,143 and the minimum payment period is every 60 days. The repayment period began on January 3, 2023 and the final repayment date is June 26, 2024.

Related Party Transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

<u>Quantitative Assessment of Fresh Meal's Valuation</u>

Comparisons to Analogous Competitors: Recent industry analyses show a growing trend of companies similar to Fresh Meal garnering substantial valuations based on their market potential and scalability. For instance, Wonder, a notable competitor in chef-cooked meal delivery, secured a $350 million funding round at a valuation of $3.5 billion after just four years in operation, a testament to the value inherent in our industry. Wonder did $100 million in revenue in 2022 at a valuation of $3.5 billion, which is a price-to-sales ratio of 35. If Fresh Meal had the same P/S ratio based on 2022 revenue, it would be valued at approximately $14 million today. However, the 64% discount in Fresh Meal's P/S valuation vs. Wonder is due to the former being a much smaller company and therefore a greater risk. Another factor to consider, however, is that despite being small, Fresh Meal is cash flow positive, unlike Wonder.

Similarly, Thistle, another comparable venture specializing in plant-based meals, raised $10.3 million during its latest funding round and has an estimated valuation of $41-62 million. Thistle did $2.1 million in revenue in 2022, giving a P/S ratio of 19.5 and 29.5 depending on what valuation estimate you use. Fresh Meal would have a valuation of 7,644,000 or 11,564,000 respectively, if Fresh Meal had an equal P/S ratio to Thistle, given that Fresh Meal did $392,000 in 2022. However, Thistle is cash flow negative, unlike Fresh Meal. Given that Fresh Meal is a smaller company, yet has a 30% gross profit margin, a valuation of approximately $5 million is not only justifiable but very conservative in our opinion.

Sources:

https://www.zippia.com/thistle-careers-528524/revenue/

https://growjo.com/company/Wonder

https://techcrunch.com/2022/06/17/marc-lores-food-delivery-startup-wonder-raises-350m-3-5b-valuation/

https://app.dealroom.co/companies/thistle#:~:text=%2441%E2%80%9462m%20

Valuable Assets in our Arsenal: Fresh Meal's asset portfolio distinguishes it from numerous other contenders in the market. Our tangible assets, including our recipes, proprietary production systems, and state-of-the-art software and production facility design, amount to an estimated value of $1.5 million. Moreover, our intangible assets, primarily our brand name and the SEO advantages and instant recognition it provides, combined with our reputation and specialized software, plus the fact that 60% of our customers have been with us for a year or more, add another estimated $3 million to our value. Combining these assets alone substantiates a value of $4.5 million, before even accounting for our operational profitability and growth potential.

Leveraging Management's Proven Track Record and Key Partnerships: The executive leadership at Fresh Meal isn't a novice to the world of tech startups and success stories. Our CEO previously worked at Microsoft and a key position at Ag-tech startup Climate Corporation, which before being acquired for over $1.1 billion, was already a leader in AI-powered climate prediction software for crop insurance helping farmers make optimal decisions.

In conclusion, when examining the competitive landscape, the assets we bring to the table, our leadership's rich experience, and our strategic business partnerships, Fresh Meal's valuation of around $5 million emerges as a well-grounded and prudent estimation.

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company is only authorized to issue one type of security, common stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) no shares are reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Premium fee
  94.5%
  StartEngine Premium fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Research & Development
  24.5%
  We would be allocating 24.5 per cent of the funds to test and develop the new proprietary, to be patented AI-based technology that we believe will revolutionize how intuitive meal prep works. This is an important part of our growth plans and one that will truly set us apart in the industry. In addition to being able to license it out to all our franchisees, we will also be able to offer it to other industries including medical and retail - which would create multiple revenue streams for FreshMeal Holdings in addition to all of the franchise networks we would own. This work would include the development, testing, design, launch, BETA, and packaging and shipping across different industries.
- Inventory
  10.0%
  We would be using 10% of the funds to continue growing our inventory base for the warehouse hubs that will be set up across the country to service all of our franchisees on a membership model, which leads to additional revenues for FreshMeal Holdings in addition to the franchise fee and royalties on all sales. This inventory allocation will happen in

stages as we expand across the country.

- Company Employment
  20.0%
  plan on continuing to be local through our Franchise Network, the growth does come with the need for extensive marketing and partnerships. This is where 20% of our funds will be allocated so we can aggressively expand in the first 5 years post funding. In addition, we will also be hiring a Head of Logistics that has experience working with the larger meal retail chains across the country to ensure smooth launches of the partnership locations across the country.
- Working Capital
  40.0%
  We will be using 40% of the funds as working capital to continue the setup of hubs across the country, hiring and retaining the best talent, continually exciting customers with dishes that our competitors do not offer, and forming partnerships that make sense for us to continue penetrating across industries. A part of this will also go into the international launches and expansion to make FreshMeal a household name, not only in the US, but also Europe, UK, Canada, and Australia by 2028.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://freshmeal.com (http://freshmeal.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fresh-meal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fresh Meal Holdings Inc.

[See attached]

Fresh Delivery, LLC.
(the “Company”)
a Washington Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Year Ended December 31, 2021 & Period Ended September 30, 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Management of Fresh Meal Holdings, Inc.
RE: Fresh Delivery LLC

We have reviewed the accompanying financial statements of the Company which comprise the statements of financial position as of December 31, 2021 and September 30, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year and period then ended. We also reviewed the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding a Successor Entity:
Fresh Delivery, LLC was formed in Washington on August 24, 2020. RK Fresh, LLC was formed in Wyoming on September 20, 2022. Fresh Delivery LLC sold all its rights and ownership interest in Fresh Delivery LLC to RK Fresh LLC pursuant to an agreement executed on September 20, 2022 between the two entities.

Fresh Meal Holdings, Inc. was formed in Wyoming on August 23, 2023 and serves to convert RK Fresh, LLC into a corporation pursuant to Wyoming statutes. Fresh Meal Holdings, Inc. will undergo a crowdfunding campaign under Regulation CF in 2023 to raise capital.

The contents of this report captures the financials of Fresh Delivery, LLC.

Refer to the separate Independent CPA Review Report for Fresh Meal Holdings, Inc (formerly RK Fresh, LLC) for additional details.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
Sunrise, FL
August 30, 2023

Fresh Delivery, LLC. Statement of Financial Position

	As of September 30	As of December 31,
	2022	**2021**
ASSETS		
Cash and Cash Equivalents	5,334	
Total Current Assets	5,334	-
Total Non-Current Assets	-	-
TOTAL ASSETS	5,334	-
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	4,397	4,514
Payroll Liabilities	2,197	2,334
Total Current Liabilities	6,595	6,848
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	6,595	6,848
EQUITY		
Member's Capital	37,338	32,329
Accumulated Deficit	(38,600)	(39,177)
Total Equity	(1,262)	(6,848)
TOTAL LIABILITIES AND EQUITY	5,334	-

Fresh Delivery, LLC. Statement of Operations

	As of September 30	As of December 31,
	2022	2021
Revenue	295,200	248,900
Cost of Goods Sold	75,667	77,246
Gross Profit	219,533	171,654
Operating Expenses		
Advertising and Marketing	14,947	22,099
General and Administrative	46,435	36,050
Payroll Expenses	96,310	84,283
Rent and Lease	26,871	21,750
Taxes and Licenses	35,906	21,398
Total Operating Expenses	220,469	185,581
Operating Income (loss)	(936)	(13,927)
Total Other Income	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	(936)	(13,927)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(936)	(13,927)

Fresh Delivery, LLC. Statement of Cash Flows

	As of September 30	As of December 31,
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(936)	(13,927)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(253)	928
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(253)	928
Net Cash provided by (used in) Operating Activities	(1,189)	(12,999)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Member contributions	6,523	9,561
Net Cash provided by (used in) Financing Activities	6,523	9,561
Cash at the beginning of period	-	3,438
Net Cash increase (decrease) for period	5,334	(3,437)
Cash at end of period	5,334	-

Fresh Delivery, LLC. Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	22,768		(25,250)	(2,482)
Capital Contributions	9,561	-	-	9,561
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(13,927)	(13,927)
Ending Balance 12/31/2021	32,329	-	(39,177)	(6,848)
Capital Contributions	6,523	-	-	6,523
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(936)	(936)
Ending Balance 09/30/2022	38,852	-	(40,112)	(1,262)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Fresh Delivery, LLC ("the Company") was formed in Washington on August 24, 2020. The Company earned revenues by delivering fresh meals to customers. The Company's headquarters was in Washington and its customers were based in the neighboring areas. The Company sold all its rights and ownership interest in Fresh Delivery LLC to RK Fresh LLC pursuant to an agreement executed on September 20, 2022 between the two entities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Its fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that were exposed to concentrations of credit risk primarily consisted of its cash and cash equivalents. The Company placed its cash and cash equivalents with financial institutions of high credit worthiness.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognized revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generated revenues by selling fresh meals to its customers. The Company's customers primarily subscribed to the meal service and payments were generally collected at time of/initiation of service. The Company's primary performance obligation was to ensure meals were delivered to its customers on a weekly basis. Revenue was recognized at the time of delivery.

Advertising Costs

Advertising costs associated with marketing the Company's products and services were expensed as costs were incurred.

General and Administrative

General and administrative expenses consisted of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believed that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to it or (iv) are not expected to have a significant impact on its financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company followed ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company did not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any debt or long-term liabilities.

NOTE 6 – EQUITY

The Company did not authorize any shares to be issued.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 30, 2023, the date these financial statements were available to be issued. Other than the sale of the company to RK Fresh, LLC, No events require recognition or disclosure.

Fresh Meal Holdings, Inc. formerly RK Fresh, LLC
(the "Company")
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2021 and 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Management of Fresh Meal Holdings, Inc.
RE: RK Fresh, LLC and Fresh Meal Holdings.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended. We also reviewed the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 8, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter Regarding a Predecessor Entity:
Fresh Delivery, LLC was formed in Washington on August 24, 2020. RK Fresh, LLC was formed in Wyoming on September 20, 2022. Fresh Delivery LLC sold all its rights and ownership interest in Fresh Delivery LLC to RK

Fresh LLC pursuant to an agreement executed on September 20, 2022 between the two entities.

Fresh Meal Holdings, Inc. was formed in Wyoming on August 23, 2023 and serves to convert RK Fresh, LLC into a corporation pursuant to Wyoming statutes. Fresh Meal Holdings, Inc. will undergo a crowdfunding campaign under Regulation CF in 2023 to raise capital.

The contents of this report captures the financials of Fresh Meal Holdings, Inc (formerly RK Fresh, LLC).

Refer to the separate Independent CPA Review Report for Fresh Delivery, LLC for additional details.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
Sunrise, FL
August 30, 2023

Fresh Meal Holdings, Inc. (Formerly RK Fresh, LLC) Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Cash and Cash Equivalents	44,226	
Total Current Assets	44,226	-
Net Assets of Acquiree (Customer Lifetime Value)	200,000	
Total Non-Current Assets	200,000	-
TOTAL ASSETS	244,226	-
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	9,751	4,514
Payroll Liabilities	1,353	2,334
Line of Credit	13,320	-
Current Portion of Long Term Debt	39,335	-
Sales Tax Payable	2,916	-
Total Current Liabilities	66,676	6,848
Notes Payable	8,865	-
Total Long-Term Liabilities	8,865	-
TOTAL LIABILITIES	75,541	6,848
EQUITY		
Member's Capital	15,857	32,329
Accumulated Earnings (Deficit)	152,828	(39,177)
Total Equity	168,685	(6,848)
TOTAL LIABILITIES AND EQUITY	244,226	-

Fresh Meal Holdings, Inc. (Formerly RK Fresh, LLC) Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	392,923	248,900
Cost of Goods Sold	95,547	77,246
Gross Profit	297,376	171,654
Operating Expenses		
Advertising and Marketing	17,947	22,099
General and Administrative	67,664	36,050
Payroll Expenses	120,310	84,283
Interest Expense	857	-
Rent and Lease	37,311	21,750
Taxes and Licenses	36,095	21,398
Total Operating Expenses	280,184	185,581
Operating Income (loss)	17,192	(13,927)
Other Income	300	-
Gain from Bargain Purchase	173,000	-
Total Other Income	173,300	-
Other Expense	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	190,492	(13,927)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	190,492	(13,927)

Fresh Meal Holdings, Inc. (Formerly RK Fresh, LLC) Statement of Cash Flows

	As of December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	190,492	(13,927)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	7,173	928
Bargain Purchase Customer Value	(173,000)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(165,827)	928
Net Cash provided by (used in) Operating Activities	24,664	(12,999)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Member Contributions	-	9,561
Member Distributions	(41,958)	-
Line of Credit	13,320	-
Note Payable	48,200	-
Net Cash provided by (used in) Financing Activities	19,562	9,561
Cash at the beginning of period	-	3,438
Net Cash increase (decrease) for period	44,226	(3,437)
Cash at end of period	44,226	-

Fresh Meal Holdings, Inc. (Formerly RK Fresh, LLC) Statement of Changes Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	22,768		(25,250)	(2,482)
Capital Contributions	9,561			9,561
Capital Distributions				
Net Income (Loss)			(13,927)	(13,927)
Ending Balance 12/31/2021	32,329	-	(39,177)	(6,848)
Capital Contributions	27,000	-	-	27,000
Capital Distributions	(41,958)			(41,958)
Net Income (Loss)		-	190,492	190,492
Prior Period Adjustment				-
Ending Balance 12/31/2022	17,371	-	151,315	168,685

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Fresh Meal Holdings, Inc. ("the Company") exists to serve customers across the United States with delicious, healthy, balanced, chef-cooked meals that are delivered to them fresh for the entire week. The Company's headquarters is in Seattle, Washington. The Company's customers will be located throughout the United States and the Company plans to open local distribution centers across the country that will allow for fresh meals to be delivered to its customers.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As a part of the Company's acquisition of Fresh Delivery, LLC the company, the Company valued Fresh Delivery, LLC's net assets, which included the customers lifetime value at $200,000 for which the Company paid $27,000, resulting in a bargain purchase gain of $173,000.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling fresh meals to its customers. The Company's customers primarily subscribe to the meal service and payments are generally collected at time of/initiation of service. The Company's primary performance obligation is to ensure meals are delivered to its customers on a weekly basis. Revenue is recognized at the time of delivery.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to it or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit- The Company entered into a business-use line of credit on November 5, 2022. As of December 31, 2022, the outstanding balance was $13,320.

The interest rate for the line of credit is 6.67% at a monthly periodic rate and 84.33% annual percentage rate. Interest begins on the date each advance is posted to the line of credit and there is no grace period.

Additionally, each time the Company obtains an advance, it will be charged an advance fee equal to 2% of the amount advanced.

A late fee equal to 5% of the monthly minimum payment would be charged, if the minimum monthly payment is not made within 10 days of its due date.

Loan- The Company entered into a loan agreement, with a principal balance of $48,200 on December 27, 2022. As of December 31, 2022, the outstanding balance was $48,200.

The loan's repayment rate is 20%, which is for the percentage of merchant receivables withheld to repay the loan. The minimum payment amount is $6,143 and the minimum payment period is every 60 days. The repayment period began on January 3, 2023 and the final repayment date is June 26, 2024.

NOTE 6 – EQUITY

The Company had no shares issued and outstanding as of December 31, 2022. Refer to Note 7 for details on the Company's subsequent authorization of shares to be issued.

The following relates to the subsequent shares authorized:

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 30, 2023, the date these financial statements were available to be issued.

Fresh Meal Holdings, Inc. was formed in Wyoming on August 23, 2023. The Company was organized to convert RK Fresh LLC into a Corporation. It was authorized to issue 1,000,000 common shares at a $.0001 par value.

No preferred shares were authorized.

Fresh Meal Holdings subsequently filed two amendments increasing the shares authorized to be issued to 2.5MM and then to 7MM on August 28, 2023. There were no changes to the par values and no preferred shares were authorized.

No shares are issued and outstanding.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. However, there are some uncertainties and challenges that the company faces:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF FRESH MEAL

Gourmet Meals Delivered Fresh

Headquartered in Washington, Fresh Meal is now serving the entire U.S. with chef-crafted, locally sourced international cuisine delivered to your doorstep.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



FRESH MEAL
Gourmet Meals Delivered Fresh

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- FreshMeal offers chef-crafted international cuisines countrywide and has served over 5,800 customers since 2020 and continues to serve new customers everyday.
- The Global Meal Kit Delivery Services Market hit $20.5B in 2022, set to grow at a CAGR of 15.3% from 2023-2030. The “Heat & Eat” segment is expected to grow even faster during this period, at a CAGR of 15.7%.*
- Backed by tech and agriculture tech expertise and a profound passion for food, founders Nisha and Nathan are on a mission to transform the heat-to-eat landscape by bringing food from local farms to the table.

*Source

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$150	$5M

THE PITCH

Chef-Crafted, Locally Sourced International Flavors Delivered To You



FRESH MEAL
Fresh Meal revolutionizes meal prep with a subscription-based model that simplifies life for our customers.
Our diverse, chef-crafted menu, offering global cuisine bursting with flavor, banishes mealtime monotony.

Fresh Meal has evolved into a nationwide sensation, delivering chef-crafted, locally sourced international cuisine to every corner of the U.S. Our founders, despite their tech background, developed a profound understanding of agriculture and a genuine passion for food. Since our beginnings in 2018, we've maintained a devoted customer base — defying typical industry standards. What distinguishes us is our commitment to tailoring meals, ensuring sustainability, and offering a richly diverse culinary “journey” for our customers. Realizing this vision, we aim to bring fresh, global flavors to every American dining experience.

THE PROBLEM & OUR SOLUTION

Taking the Guesswork Out of Fun and Healthy Eating

Fresh Meal addresses the modern challenge of juggling hectic lives with health-conscious eating. Busy schedules often lead to unhealthy dietary choices, and the demand for convenient, nutritious, and exciting meal options remains unmet in the meal prep industry. Rising costs across the food sector further exacerbate the issue.


FRESH MEAL
00:20

Fresh Meal revolutionizes meal prep with a subscription-based model that aims to simplify life for our customers. Our diverse, chef-crafted menu, offering a global cuisine bursting with flavor, banishes mealtime monotony. We provide healthy, balanced portions prepared fresh locally, not shipped frozen, reducing waste and our carbon footprint. Our unique approach includes environmentally-friendly packaging, efficient delivery, and a data-driven strategy powered by AI. We've cultivated a loyal customer base of thousands, with 60% of them converting into long-term patrons, thanks to our quality ingredients, cost-effective quantities, and exceptional user experience.


We provide healthy, balanced portions prepared fresh locally, not shipped frozen, reducing waste and our carbon footprint.

We believe that the Fresh Meal franchise and hub expansion plans can deliver substantial revenue growth and national accessibility through partnerships with major retailers like Kroger, Walmart, and Amazon.

THE MARKET & OUR TRACTION

Shaping the Future of Heat-and-Eat Dining



The Global Meal Kit Delivery Market was valued at
$20.5B
in 2022
"Heat & Eat" Segment Expanding at a CAGR of
15.7%
2023 to 2030
Fresh Meal's upcoming flagship store will be in the heart of
Bellevue, Washington.

Source

Fresh Meal targets a broad and diverse market, catering to individuals with busy lives, Millennials, Gen Zers, the elderly, working families, medical professionals, and those seeking convenient, health-conscious, and varied meal options. Our innovative approach to meal prep, offering a weekly subscription-based model with a rotating menu designed to meet diverse dietary needs, has garnered significant traction. We've secured partnerships with delivery companies, social media influencers, and advertisers, nourishing our nationwide expansion.



Awesome meal service! With a new baby it has been so nice to have some healthy meals each week. Been lots of great variety especially with the menu changing every couple weeks.
— Lauren Alexander
Absolutely delicious! The meals were all under 650 calories and very flavorful. The lemongrass chicken and asada steak were incredible. For being cheaper than Hello Fresh and having it fully cooked and delivered, I highly recommend to give it a try!
— Anna Duma
Great well balanced meals. Such a relief to not have to plan or make lunch during the week.
— Jenelle Findley
My husband and I ordered from Fresh Meals for the first time a few weeks back and absolutely loved it! It's fresh, super tasty, healthy and the portion size is really good for the price. If you're someone who's looking for a good meal service that serves tasty food definitely give this a try!
— Meenakshi Rp

The above testimonials may not be representative of the opinions or of the experiences of other customers and is not a guarantee of future performance or success.

With a growing database of loyal customers and a strategic focus on higher-income urban areas, we believe we're positioned to capitalize on the heat & eat market's growth trend, with a projected CAGR of 15.7% from 2023-2030 (Source).

From 2021-2022 Fresh Meal has seen year-over-year revenue growth of 58%. In 2023, Fresh Meal realized significant gross profits of 32% year to date (Source). Since its founding in 2018, the Company has sold over $1 million in meals to thousands of customers. As of the past year, Fresh Meal has retained 60% of its customers for over 1 year.

As tech-savvy founders, Nisha and Nathan bring a wealth of experience, combining tech backgrounds, deep food industry knowledge, and previous successful entrepreneurial ventures.

WHY INVEST

Building a Culinary Legacy


FRESH
MEAL

Fresh Meal's success story is built upon its commitment to delivering fresh, complete, and prepped meals tailored to a wide range of dietary preferences and needs. Our diverse rotating menu, curated by a team of chefs, nutritionists, and even inspired by family traditions, ensures customers are continually relished with global flavors. We're most excited about and proud of our data-driven approach, integrating AI across logistics, product quality, and more, to reduce costs and stimulate growth. Additionally, Fresh Meal's upcoming flagship store in the heart of Bellevue, Washington represents another unique opportunity. Located within a vibrant community and surrounded by major tech corporations, this endeavor ideally positions us to offer local patrons a totally new dining experience.

With consistent year-over-year growth in subscribers, revenues, and profits since our early days, a high customer retention rate, glowing customer reviews, and our expanding delivery zones and product offerings, we feel that Fresh Meal has incredible potential for this market.

Be a part of Fresh Meal's exciting journey as we embark on franchising and aim to become a household name nationwide.

ABOUT

HEADQUARTERS
22525 SE 64th Place
Issaquah, WA 98027

WEBSITE
View Site

Headquartered in Washington, Fresh Meal is now serving the entire U.S. with chef-crafted, locally sourced international cuisine delivered to your doorstep.

TEAM



Nisha Ramakrishnan
CEO, Co-owner, Fresh Meal Holdings Inc. (Previously RK Fresh LLC)

Over the span of a remarkable 17-year journey in the heart of Silicon Valley, Nisha Ramakrishnan has carved a niche as a tech maven and a visionary entrepreneur in the realm of software startups. At the crossroads of technology and gastronomy, her passion for all things food-related is palpable. With an illustrious background in Agtech, Nisha possesses a profound understanding of the intricate journey of food - from seed to supper. This deep-seated knowledge has only intensified her commitment to bolstering local farmers and growers. She believes in an ecosystem where technology meets sustainability, ensuring that the freshest produce graces our tables. Beyond her professional pursuits, Nisha's heart beats for the community. She fervently advocates for creating a synergy between technological advancements and sustainable agricultural practices, continuously pushing the envelope to make a meaningful difference in the world of food and tech.



Nathan Ryweck
Co-owner and CFO

As the CFO of Fresh Delivery LLC, Nathan Ryweck's credentials extend far beyond the world of numbers. With a robust 18-year odyssey spanning investments, financial consulting, entrepreneurship, and executive decision-making, Nathan's diverse expertise touches upon industries as varied as the auto sector, software, environmental sciences, and food. At each juncture, he has spearheaded strategy formulation, crafted pivotal partnerships, and driven game-changing initiatives. Beyond his impressive professional acumen, Nathan is fueled by a fervent love for food and music. His profound grasp of food operations at the executive echelon, coupled with a passionate commitment to excellence, ensures that every offering resonates with accuracy, top-notch quality, and a personalized touch. Nathan's vision is clear: to deliver unparalleled value, ensuring that what lands on our customers' tables is nothing short of perfection.

TERMS

Fresh Meal

Overview

PRICE PER SHARE
$2

VALUATION
$5M

DEADLINE
Dec 27, 2023

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$150

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
7,500

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Friends and Family of Fresh Meal will receive 20% bonus shares

Combo/Avid Investor Perk

Early Bronze - Invest $150+ (minimum investment) within the first two weeks and receive 5% bonus shares plus 4 FREE Meals

Early Silver - Invest $275+ within the first two weeks and receive 10% bonus shares plus receive 2 weeks of FREE Meals

Early Gold - Invest $500+ within the first two weeks and receive 15% bonus shares and 1 month of FREE Meals

Early Platinum - Invest $1000+ within the first two weeks and receive 20% bonus shares and 2 months of FREE Meals

Early Diamond - Invest $2500+ within the first two weeks and receive 30% bonus shares and 2 months of FREE Meals

Flash Perk

Invest $5,000 on November 15 and receive 20% bonus shares + free meal

Volume-Based Perks

Note: To truly be on the FreshMeal journey, you'll enjoy free delicious chef-cooked meals delivered to your doorstep anywhere in the country, bonus shares, a stock certificate you can proudly display, and a proprietary FreshMeal insulated lunch bag that can keep your food great anywhere you go! The more you invest, the more bonus shares and incentives you get.

*Iron - Invest $150+ and receive 4 free meals + a commemorative stock certificate + FreshMeal Design Insulated Lunch Cooler***

*Bronze - Invest $250+ and receive 2 weeks of free meals+ 5% bonus shares+ commemorative stock certificate+ FreshMeal Design Insulated Lunch Cooler***

*Silver - Invest $500+ and receive 1 month of free meals + 10% bonus shares + commemorative stock certificate + FreshMeal Design Insulated Lunch Cooler***

*Gold - Invest $1,000+ and receive 2 months of free meals + 15% bonus shares + commemorative stock certificate + FreshMeal Design Insulated Lunch Cooler***

*Diamond - Invest $5,000+ and receive 2 months of free meals + 20% bonus shares+ commemorative stock certificate+ FreshMeal Design Insulated Lunch Cooler***

*Platinum - Invest $10,000+ and receive 2 months of free meals + 30% bonus shares + commemorative stock certificate + FreshMeal Design Insulated Lunch Cooler***

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** The items will be provided after the investment period ends. Shipping and handling costs are included. The "commemorative stock certificate" serves as a memento or keepsake and has no legal or financial value. It does not grant any ownership rights associated with actual stock ownership. The actual ownership and transfer of securities are subject to the terms and conditions set forth by the issuing company and the securities associated with this certificate are held in uncertificated form.*

The 10% StartEngine Owners' Bonus

FreshMeal Holdings, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

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REWARDS

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

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StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Campaign Transcript:

Ever been so busy that you don't have time to cook a good meal? What if we told you there was a way to enjoy delicious food in under two minutes?

Presenting Fresh Meal, where chef-cooked international meals land at your doorstep every week for you to enjoy in two minutes.

Hi, I'm Nisha, the CEO, and I'm Nathan, the CFO. We are the owners of Fresh Meal, and together we bring three things to this business: our love for food, our backgrounds in tech, entrepreneurship, and the food industry. We've traveled the world, learned to cook different cuisines, and launched and successfully grown every business we have undertaken. With over 25 years of combined experience in this space, we have been looking for just the right business to deliver our love of great food to the world. Fresh Meal struck just the right balance: delicious food, organically sourced, locally cooked by chefs, and delivered with convenience to our customers to enjoy in two minutes. Plus, Fresh Meal—Who can forget that name?

So what sets Fresh Meal Apart? A company that leverages AI to optimize operations, 32% profit margins, strong customer loyalty, and an ambitious plan to expand countrywide and internationally through franchising, a super recognizable brand that is a community everywhere it goes. Owners and leadership, with a proven track record in the industry and a commitment to the environment, in keeping business local. At Fresh Meal, we move fast, and with your support in this funding round, we can grow together on our mission to change the meal prep game.

Since our founding in 2018, we've served thousands, celebrated milestones, and embraced challenges. Our dedicated team has worked tirelessly to bring our vision to life, and we have the stats to back it up. Our biggest competitors in the industry see more than 50% of their customers cancel after one month, and only 15% stay for a year. 60% of our subscribers stick with us for a year or more. This is unprecedented brand loyalty in the meal prep space.

So what does the meal prep market look like? According to market research, the meal kit delivery market was over $20 billion in 2022 and is projected to grow to $55 billion by 2030 with a compound annual growth rate of 15.7%. So here's what we anticipate our future to look like for the next five years:

Franchising our brand across the country.

Ambitious goal of signing on 200 franchisees within five years.

Hubs built across the US to service franchisees at a membership model, bringing in additional revenues.

We have applied to be featured on Kroger, Walmart, and Amazon.

We are also setting up our first designer hub, flagship location at the heart of Bellevue, Washington, home to nearly a million customers across the east side and centrally located to all of Washington.

But this is just the beginning, and we invite you to join us. You'll be joining us right when we're about to make Fresh Meal national, international, and then global. You'll be joining the path of feeding millions of people fresh, nutritious meals and coming together on our mission to make healthy food accessible to all—all while being a partner in our financial journey that comes with it by being our investor.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.